UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2010
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

In Mexico ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the U.S. Breakstone Group Susan Borinelli/Maura Gedid (646) 330-5907 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

For Immediate Release

ASUR 2Q10 PASSENGER TRAFFIC UP 26.75% YOY

México D.F., July 22, 2010 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, today announced results for the three and six-month periods ended June 30, 2010.

2Q10 Highlights1:

●	EBITDA2 increased by 40.88% to Ps.564.79 million

●	Total passenger traffic was up 26.75%

●	Total revenues increased by 32.52% due to increases of 34.14% in aeronautical revenues and 29.55% in non-aeronautical revenues

●	Commercial revenues per passenger increased by 3.16% to Ps.61.17

●	Operating profit rose by 70.16%

●	EBITDA margin increased to 62.83% compared with 59.10% in 2Q09

_________________
1.
Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Mexican Financial Reporting Standards (MFRS) and represent comparisons between the three-month period ended June 30, 2010, and the equivalent three-month period ended June 30, 2009. Results are expressed in nominal pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.12.8441.

2.
EBITDA means net income before: provision for taxes, deferred taxes, deferred employees profit sharing, non-ordinary items, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or MFRS and may be calculated differently by different companies.

ASUR 2Q10, Page 1 of 15

Passenger Traffic

For the second quarter of 2010, total passenger traffic increased year-over-year by 26.75%. This was mainly as a result of reduced traffic in the second quarter of 2009 because of the outbreak of A/H1N1 influenza in Mexico, announced on April 28, 2009, and the global recession. International passenger traffic increased 37.79% and domestic passenger traffic increased 13.76%.

The 37.79% increase in international passenger traffic resulted mainly from an increase of 39.79% in international traffic at the Cancún airport. The 13.76% increase in domestic passenger traffic was principally due to increases of 16.14%, 21.40%, 21.54%, 8.90%, 1.57%, 7.89% and 2.45% in domestic traffic at the Cancún, Mérida, Veracruz, Huatulco, Villahermosa, Minatitlán and Oaxaca and airports, respectively.

Passenger traffic for 1H10 increased 8.83% compared to 1H09, reflecting increases of 11.37% in international passenger traffic and 4.77% in domestic passenger traffic.

 Table I: Domestic Passengers (in thousands)
Airport	2Q09	2Q10	% Change	1H09	1H10	% Change
Cancún	735.6	854.3	16.14	1,391.6	1,545.7	11.07
Cozumel	9.0	9.3	3.33	26.0	20.4	(21.54)
Huatulco	77.5	84.4	8.90	160.5	159.7	(0.50)
Mérida	212.6	258.1	21.40	451.5	508.2	12.56
Minatitlán	31.7	34.2	7.89	66.8	65.2	(2.40)
Oaxaca	97.9	100.3	2.45	234.9	205.7	(12.43)
Tapachula	47.8	45.0	(5.86)	105.0	90.8	(13.52)
Veracruz	174.1	211.6	21.54	381.3	394.4	3.44
Villahermosa	165.9	168.5	1.57	353.9	332.8	(5.96)
TOTAL	1,552.1	1,765.7	13.76	3,171.5	3,322.9	4.77
Note:           Passenger figures exclude transit and general aviation passengers.

 Table II: International Passengers (in thousands)
Airport	2Q09	2Q10	% Change	1H09	1H10	% Change
Cancún	1,667.4	2,330.9	39.79	4,661.0	5,204.0	11.65
Cozumel	94.9	109.0	14.86	226.7	245.4	8.25
Huatulco	7.9	10.6	34.18	9.8	53.6	7.63
Mérida	18.5	23.1	24.86	44.0	49.5	12.50
Minatitlán	0.7	1.4	100.00	1.6	2.7	68.75
Oaxaca	12.5	11.7	(6.40)	30.6	27.0	(11.76)
Tapachula	0.9	1.1	22.22	2.0	2.1	5.00
Veracruz	14.2	18.2	28.17	29.9	35.2	17.73
Villahermosa	10.3	11.8	14.56	21.8	24.2	11.01
TOTAL	1,827.3	2,517.8	37.79	5,067.4	5,643.7	11.37
Note:           Passenger figures exclude transit and general aviation passengers.

ASUR 2Q10, Page 2 of 15

Table III: Total Passengers (in thousands)
Airport	2Q09	2Q10	% Change	1H09	1H10	% Change
Cancún	2,403.0	3,185.2	32.55	6,052.6	6,749.7	11.52
Cozumel	103.9	118.3	13.86	252.7	265.8	5.18
Huatulco	85.4	95.0	11.24	210.3	213.3	1.43
Mérida	231.1	281.2	21.68	495.5	557.7	12.55
Minatitlán	32.4	35.6	9.88	68.4	67.9	(0.73)
Oaxaca	110.4	112.0	1.45	265.5	232.7	(12.35)
Tapachula	48.7	46.1	(5.34)	107.0	92.9	(13.18)
Veracruz	188.3	229.8	22.04	411.2	429.6	4.47
Villahermosa	176.2	180.3	2.33	375.7	357.0	(4.98)
TOTAL	3,379.4	4,283.5	26.75	8,238.9	8,966.6	8.83
Note:           Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 2Q10

Total revenues for 2Q10 increased year-over-year by 32.52% to Ps.899.0 million. This was mainly due to increases of:

●	34.14% in revenues from aeronautical services, principally as a result of the 26.75% increase in passenger traffic; and

●	29.55% in revenues from non-aeronautical services, reflecting the 30.85% increase in commercial revenues detailed below.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage, and parking lot fees.

Commercial revenues increased by 30.85% year-over-year during the quarter, principally due to higher passenger traffic. There were increases in revenues in the following activities:

●	40.00% in duty-free stores;

●	34.62% in advertising;

●	43.44% in food and beverage;

●	31.30% in other revenues;

●	18.73% in car rentals;

●	49.23% in ground transportation;

●	22.01% in retail operations; and

●	95.39% in banking and currency exchange services.

These increases were partially offset by revenue declines of:

●	24.55% in teleservices; and

●	0.26% in parking lot fees.

ASUR 2Q10, Page 3 of 15

New Retail and Other Commercial Space

Business Name	Type	Opening Date
Cancún
Budget	Car rental company	October 2009
Cozumel
Cardtronics México	Currency exchange	April 2010
Mérida
Cardtronics México	Currency exchange	April 2010
Oaxaca
Cardtronics México	Currency exchange	April 2010
Tapachula
Hertz	Car rental company	June 2009
Europcar	Car rental company	June 2009
Veracruz
Hertz	Car rental company	June 2009
Europcar	Car rental company	June 2009
Avis	Car rental company	June 2009
Cardtronics México	Currency exchange	April 2010
Villahermosa
Hertz	Car rental company	June 2009
Dollar	Car rental company	June 2009
Cardtronics México	Currency exchange	April 2010

Total operating costs and expenses for 2Q10 increased 11.47% year-over-year. This was primarily due to the following increases:

●
53.01% in administrative expenses, principally in labor costs resulting from the reassignment of employees from certain operating areas of Cancún airport to corporate in 3Q09 (the labor costs of employees assigned to corporate are charged to administrative expenses rather than cost of services);

●
12.58% in cost of services, mainly reflecting higher energy costs, professional fees, maintenance costs, and participacion in trade shows. These increases were partially offset by lower labor costs due to the reassignment in 3Q09 of employees from certain operating areas at Cancún airport to corporate;

●	40.88% in the technical assistance fee paid to ITA, reflecting the increase in EBITDA for the quarter (a factor in the calculation of the fee); and

●	28.03% in concession fees paid to the Mexican government, mainly due to an increase in the taxable base (a factor in the calculation of the fee).

ASUR 2Q10, Page 4 of 15

●
These increases were partially offset by a 4.31% decline in depreciation and amortization resulting from the difference between new investment in fixed assets, improvements made to concession assets and the end of their useful life.

Operating margin for the quarter increased to 46.05% from 35.86% in 2Q09. This was mainly the result of the 32.52% increase in revenues, which more than offset the 12.58% increase in cost of services.

Comprehensive Financing Cost for 2Q10 increased year-over-year by Ps.33.49 million. During 2Q09, ASUR reported an exchange rate loss of Ps.24.3 million and interest income of Ps.9.3 million. During 2Q10, the Company reported an exchage rate gain of Ps.15.0 million and net interest income of Ps.3.4 million. Net interest income in 2Q10 resulted from interest income of Ps.13.0 million, accrued interest expenses of Ps.8.6 million, and a mark-to-market loss in its interest rate swap of Ps.1.0 million.

Income Taxes. Following the changes in Mexican tax law that took effect January 1, 2008, which established a new flat rate business tax (“Impuesto Empresarial a Tasa Unica”, or “IETU”) and eliminated the asset tax, the Company evaluated and reviewed its deferred assets and liabilities position under Mexican Financial Reporting Standards.

Income taxes for 2Q10 increased by 29.77%, or Ps.30.46 million year -over-year, principally due to the following factors:

●
During 2Q10, ASUR’s subsidiaries that pay IETU made provisional tax payments of Ps.90.1 million. Of these payments, Ps.3.0 million was recorded as an expense and Ps.87.1 million, which resulted mainly from income tax from Cancún airport during the quarter, was recorded as an asset since ASUR expects that under the current tax law it will recover or credit these taxes against future income taxes, because Cancun airport will cause income taxes in 2010

●	An Ps.87.8 million increase in the provision for income taxes in 2Q10, principally reflecting that, since 2010, Cancún airport pays income tax rather than IETU.
●	A Ps.42.4 million decline in deferred income taxes during 2Q10 as a result of the recognition of the tax loss carry-forward at Cancún airport since it began generating deferred income taxes in 2010.

Net income for 2Q10 increased 136.84% to Ps.297.09 million from Ps.125.44 million in 2Q09. Earnings per common share for the quarter were Ps.0.9903, or earnings per ADS (EPADS) of US$0.7710 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.0.4181, or EPADS of US$0.3255, for the same period last year.

ASUR 2Q10, Page 5 of 15

Table IV: Summary of Consolidated Results for 2Q10
	2Q09	2Q10	% Change
Total Revenues	678,374	898,978	32.52
Aeronautical Services	438,319	587,983	34.14
Non-Aeronautical Services	240,055	310,995	29.55
Commercial Revenues	204,071	267,018	30.85
Operating Profit	243,284	413,976	70.16
Operating Margin %	35.86%	46.05%	28.41
EBITDA	400,901	564,795	40.88
EBITDA Margin %	59.10%	62.83%	6.31
Net Income	125,439	297,091	136.84
Earnings per Share	0.4181	0.9903	136.84
Earnings per ADS in US$	0.3255	0.7710	136.84
Note:  U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.12.8441.

Table V: Commercial Revenues per Passenger for 2Q10
	2Q09	2Q10	% Change
Total Passengers (‘000)	3,442	4,366	26.84
Total Commercial Revenues	204,071	267,018	30.85
Commercial revenues from direct operations (1)	36,466	47,790	31.05
Commercial revenues excluding direct operations	167,605	219,228	30.80

Total Commercial Revenue per Passenger	59.29	61.17	3.16
Commercial revenue from direct operations per passenger (1)	10.59	10.95	3.40
Commercial revenue per passenger (excluding direct operations)	48.70	50.22	3.12

 Table VI: Operating Costs and Expenses for 2Q10
	2Q09	2Q10	% Change
Cost of Services	196,237	220,921	12.58
Administrative	26,196	40,082	53.01
Technical Assistance	21,100	29,726	40.88
Concession Fees	33,940	43,454	28.03
Depreciation and Amortization	157,617	150,819	(4.31)
TOTAL	435,090	485,002	11.47
 Note: Figures in nominal pesos.

ASUR 2Q10, Page 6 of 15

Consolidated Results for the First Half of 2010

Total revenues for 1H10 increased year-over-year by 12.41% to Ps.1,869.4 million. This was mainly due to the following increases:

●	13.28% in revenues from aeronautical services as a result of the 8.83% increase in passenger traffic during the period; and

●	10.78% in revenues from non-aeronautical services, principally as a result of the 10.30% rise in commercial revenues detailed below.

Commercial revenues for 1H10 rose by 10.30% year-over-year, principally as a result of revenue increases in the following areas:

●	7.02% in duty-free stores;

●	14.74% in food and beverage;

●	11.86% in retail operations;

●	68.88% in banking and currency exchange services;

●	17.16% in car rentals;

●	9.08% in other income; and

●	25.71% in ground transportation services.

These increases were partially offset by revenue declines in the following areas:

●	5.70% in parking lot fees;

●	9.16% in advertising; and

●	23.07% in teleservices.

Total operating costs and expenses for 1H10 rose 6.36%, mainly due to the following increases:

●	45.43% in administrative expenses, principally labor costs, resulting from the reassignment of employees from certain operating areas to corporate, and higher professional fees; and

●
4.88% in cost of services, mainly reflecting higher energy cost and equipment leases. These increases were partially offset by lower labor costs resulting from the reassignment of employees from certain operating areas to corporate;

●	13.26% in technical assistance costs, reflecting the corresponding increase in EBITDA during the period; and

●	14.26% in concession fees, mainly due to higher revenues.

These increases were partially offset by a 1.71% decline in depreciation and amortization resulting from the difference between new investment in fixed assets, improvements made to concession assets and the end of their useful life.

ASUR 2Q10, Page 7 of 15

Operating margin increased to 49.23% for 1H10, from 46.34% for 1H09.  This was mainly the result of a 12.41% increase in revenues.

Net income for 1H10 increased by 43.96% to Ps.672.55 million. Earnings per common share for the period were Ps.2.2418, or earnings per ADS (EPADS) of US$1.7454 (one ADS represents ten series B common shares).  This compares with Ps.1.5572, or EPADS of US$1.2124, for the same period last year.

 Table VII: Summary of Consolidated Results for 1H10
 (in thousands)
	1H 09	1H 10	% Change
Total Revenues	1,663,066	1,869,404	12.41
Aeronautical Services	1,083,561	1,227,427	13.28
Non-Aeronautical Services	579,505	641,977	10.78
Commercial Revenues	502,691	554,467	10.30
Operating Profit	770,717	920,260	19.40
Operating Margin %	46.34%	49.23%	6.23
EBITDA	1,086,658	1,230,799	13.26
EBITDA Margin %	65.34%	65.84%	0.76
Net Income	467,166	672,547	43.96
Earnings per Share	1.5572	2.2418	43.96
Earnings per ADS in US$	1.2124	1.7454	43.96
Note:    U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.12.8441.

 Table VIII: Commercial Revenues per Passenger for 1H10
 (in thousands)
	1H 09	1H10	% Change
Total Passengers *(‘000)	8,368	9,146	9.30
Total Commercial Revenues	502,691	554,467	10.30
Commercial revenues from direct operations (1)	91,235	99,200	8.73
Commercial revenues excluding direct operations	411,456	455,267	10.65
	1H 09	1H 10	% Change
Total Commercial Revenue per Passenger	60.07	60.62	0.92
Commercial revenue from direct operations per passenger (1)	10.90	10.85	(0.46)
Commercial revenue per passenger (excluding direct operations)	49.17	49.77	1.22
*	For purposes of this table, approximately 129,100 and 179,500 transit and general aviation passengers are included for 1H09 and 1H10, respectively.
(1)	Revenues from direct commercial operations represent only ASUR’s operation of ten convenience stores as well as the direct sale of advertising space by the Company.

ASUR 2Q10, Page 8 of 15

Table IX: Operating Costs and Expenses for 1H10
(in thousands)
	1H09	1H10	% Change
Cost of Services	386,544	405,393	4.88
Administrative	54,039	78,590	45.43
Technical Assistance	57,193	64,779	13.26
Concession Fees	78,632	89,843	14.26
Depreciation and Amortization	315,941	310,539	(1.71)
TOTAL	892,349	949,144	6.36

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for 2Q10 were Ps.1,331.62 million, resulting in an annual average tariff per workload unit of Ps.143.81. ASUR’s regulated revenues accounted for approximately 71.23% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet

On June 30, 2010, Airport Facility Usage Rights and Airport Concessions represented 79.94% of the Company’s total assets, with current assets representing 12.51% and other assets representing 7.55%.

Cash and marketable securities on June 30, 2010 were Ps.669.98 million, 31.17% below the Ps.973.32 million on June 30, 2009. This was mainly the result of a Ps.750.00 million cash dividend paid in 2Q10 and principal payments of Ps.309.09 million on bank loans.

Shareholder’s equity at the close of 2Q10 was Ps.13,780.24 million and total liabilities were Ps.2,789.35 million, representing 83.17% and 16.83% of total assets, respectively. Total deferred liabilities represented 76.38% of the Company’s total liabilities.

Total bank debt at June 30, 2010 was Ps.181.82 million, including Ps.5.8 million in accrued interest. During the quarter ASUR made principal payments of Ps.309.09 million in connection with the Ps.750 million three-year credit agreement with a group of three banks.

During August 2009 ASUR purchased a hedge against the risk of a significant increase in TIIE. The Company is hedged for 100% of the interest rate

ASUR 2Q10, Page 9 of 15

exposure under its Ps.750 million credit agreement. The interest rate was fixed for three years at 6.37%, 6.33% and 6.21% with each of the three banks, respectively. The cost of the interest rate hedge during the quarter was Ps.1.0 million.

Capital Expenditures

During 2Q10, ASUR made investments of Ps.123.36 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans.

Accounting Pronouncements

In December 2009, the Mexican Council for the Investigation and Development of Financial Information Norms, or CINIF, issued a series of Financial Reporting Standards (“NIFs”) and Interpretations to the Financial Reporting Standards (“INIFs”) which went into effect for reporting periods starting January 1, 2010, with the exception of INIF 18 which went into effect on December 7, 2009, and NIFs B-5 and B-9, which will become effective from January 1, 2011. ASUR believes that these NIFs and INIFs will not have a significant impact on the Company’s financial information with the exception of INIF 17, which addresses the accounting standards to be applied to concession contracts. ASUR is in the process of determining the applicability and impact of this INIF.

In 2009, the Mexican Council for Research and Development of Financial Reporting Standards (Consejo Mexicano de Investigación y Desarrollo de Normas de Información Financiera or CINIF) issued INIF17 “Service Concession Contracts” regarding the accounting treatment of concession contracts. As of June 30, 2010, ASUR’s management is reviewing its applicability and assessing any possible effects that it may have on the Company’s financial statements.

2Q10 Earnings Conference Call

Day:                                Friday, July 23, 2010

Time:                              10:00 AM US EST; 9:00 AM Mexico City time

Dial-in number:                 888-713-4217 (US & Canada) and 617-213-4869
                                  (International & Mexico)

Access Code:                  92672957

ASUR 2Q10, Page 10 of 15

Pre-registration:	If you would like to pre-register for the conference call use the following link: https://www.theconferencingservice.com/prereg/key.process?key=PGH9H6FFV

Pre-registering is not mandatory but is recommended as it will provide you immediate entry into the call and will facilitate the timely start of the conference. You will receive a code that allows you to enter the call directly. Pre-registration only takes a few moments, and you may do so at any time, including up to and after call start time. To pre-register, please click the link above. Alternatively, if you would rather be placed into the call by an operator, please call at least 10 minutes prior to call start time.

Replay:
Starting Friday, July 23, 2010 at 1:00 PM US ET, ending at midnight US ET on Friday, July 30, 2010. Dial-in number: 888-286-8010 (US & Canada); 617-801-6888 (International & Mexico). Access Code: 66284306.

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 2Q10, Page 11 of 15

ASUR 2Q10, Page 12 of 15

ASUR 2Q10, Page 13 of 15

ASUR
AEROPUERTOS DEL SURESTE

Consolidated Statement of Income from January 1 to June 30, 2010 and 2009

Thousands of Mexican pesos

Item	Cumulative 2009	Cumulative 2010	Variation %	Quarter 2009	Quarter 2010	Variation %
Revenues						
Aeronautical Services	1,083,561	1,227,427	13.28	438,319	587,983	34.14
Non-Aeronautical Services	579,505	641,977	10.78	240,055	310,995	29.55
Total Revenues	**1,663,066**	**1,869,404**	**12.41**	**678,374**	**898,978**	**32.52**
Operating Expenses						
Cost of Services	386,544	405,393	4.88	196,237	220,921	12.58
General and Administrative Expenses	54,039	78,590	45.43	26,196	40,082	53.01
Technical Assistance	57,193	64,779	13.26	21,100	29,726	40.88
Concession Fee	78,632	89,843	14.26	33,940	43,454	28.03
Depreciation and Amortization	315,941	310,539	(1.71)	157,617	150,819	(4.31)
Total Operating Expenses	**892,349**	**949,144**	**6.36**	**435,090**	**485,002**	**11.47**
Operating Income	**770,717**	**920,260**	**19.40**	**243,284**	**413,976**	**70.16**
Comprehensive Financing Cost	21,382	13,432	(37.18)	(15,049)	18,442	(222.55)
Non-Ordinary Item						
Non-Ordinary Item	12,444	676	(94.57)	2,412	670	(72.22)
Income Before Income Taxes	**779,655**	**933,016**	**19.67**	**225,823**	**431,748**	**91.19**
Provision for IETU	84,590	5,146	(93.92)	9,004	3,030	(66.35)
Provision for Income Tax	71,272	234,383	228.86	47,564	135,319	184.50
Provision for Asset Tax	18,416	-	(100.00)	8,944	-	(100.00)
Deferred Income Taxes	138,211	18,038	(86.95)	36,803	(5,577)	(115.15)
Deferred IETU	-	2,902	-	(1,931)	1,885	(197.62)
Net Income for the Year	**467,166**	**672,547**	**43.96**	**125,439**	**297,091**	**136.84**
Earning per share	**1.5572**	**2.2418**	**43.96**	**0.4181**	**0.9903**	**136.84**
Earning per American Depositary Share (in U.S. Dollars)	**1.2124**	**1.7454**	**43.96**	**0.3255**	**0.7710**	**136.84**

Exchange rate per dollar Ps. 12.8441

ASUR 2Q10, Page 14 of 15

ASUR
AEROPUERTOS DEL SURESTE

Consolidated Statement of Cash flow from January 1 to June 30, 2010 and 2009

Thousands of Mexican pesos

Related	Cumulative 2009	Cumulative 2010	Variation %	Quarter 2009	Quarter 2010	Variation %
Operating Activities						
Income Before Income Taxes	**779,655**	**933,016**	**19.67**	**225,823**	**431,748**	**91.19**
Items Related with Investing Activities:						
Depreciation and Amortization	315,941	310,539	(1.71)	157,617	150,819	(4.31)
Interest Income	(49,218)	(5,654)	(88.51)	(19,632)	(3,455)	(82.40)
Provisions	-	46,634	0.00	-	10,786	0.00
Sub-Total	**1,046,378**	**1,284,535**	**22.76**	**363,808**	**589,898**	**62.15**
Increase in Trade Receivables	208,430	(9,450)	(104.53)	300,095	121,517	(59.51)
Decrease in Recoverable Taxes and other Current Assets	189,765	72,687	(61.70)	203,996	106,253	(47.91)
Other Deferred Assets	(45,581)	-	(100.00)	(56,552)	-	(100.00)
Income Tax Paid	(155,862)	(5,146)	(96.70)	(155,862)	(5,146)	(96.70)
Trade Accounts Payable	-	-	0.00	180	-	(100.00)
Accrued Expenses and Others Payables	(431,143)	(12,677)	(97.06)	(96,498)	721	(100.75)
Long Term Liabilities	-	-	0.00	(113)		(100.00)
Net Cash Flow Provided by Operating Activities	**811,987**	**1,329,950**	**63.79**	**559,053**	**813,244**	**45.47**
Investing Activities						
Investments in Machinery, Furniture and Equipment, net	(32,866)	(180,916)	450.47	(29,202)	(158,210)	441.78
Investments in Rights to Use Airport Facilities	-	-	0.00	-	-	0.00
Investments in Construction in Process	(137,027)	(108,060)	(21.14)	(45,954)	(3,853)	(91.62)
Investments in Others	23,626	71,309	201.82	(828)	38,703	(4,774.28)
Interest Income	49,218	5,654	(88.51)	19,632	3,455	(82.40)
Net Cash Flow Provided by Investing Activities	**(97,049)**	**(212,014)**	**118.46**	**(56,352)**	**(119,906)**	**112.78**
Excess Cash to Use in Financing Activities:	**714,938**	**1,117,937**	**56.37**	**502,701**	**693,339**	**37.92**
Bank Loans	600,000	(363,636)	(160.61)	600,000	(309,090)	(151.52)
Dividends Paid	(1,884,000)	(750,000)	(60.19)	(1,884,000)	(750,000)	(60.19)
Tax on dividends Paid	(191,130)	(295,720)	54.72	(191,130)	(295,720)	54.72
Net Cash Flow Provided by Financing Activities	**(1,475,130)**	**(1,409,357)**	**(4.46)**	**(1,475,130)**	**(1,354,811)**	**(8.16)**
Net Increase in Cash and Cash Equivalents	**(760,192)**	**(291,420)**	**(61.66)**	**(972,429)**	**(661,472)**	**(31.98)**
Cash and Cash Equivalents at Beginning of Period	1,733,512	961,404	(44.54)	1,945,749	1,331,456	(31.57)
Cash and Cash Equivalents at the End of Period	**973,320**	**669,984**	**(31.17)**	**973,320**	**669,984**	**(31.17)**

ASUR 2Q10, Page 15 of 15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: July 22, 2010